Exhibit 99.04 - News Release - 08/06/2002 - (Ssubsequent Event)

DataMEG Corp. Secures Funding for its Wholly Owned Subsidiary, North Electric Company, Inc.

RALEIGH, N.C., Aug 6, 2002 -- DataMEG Corp. (DTMG) today announced it has secured funding for its wholly owned subsidiary, North Electric Company, Inc. (NECI).

This funding will allow NECI to achieve its next major business milestone; delivering a product platform and finalize development of the Company's MPLS system application, which will be installed in prospective customer laboratories for evaluation. The financing terms were not revealed, however, the Company indicated that it is receiving a minimum of $240,000 through the utilization of the financing instrument.

NECI has achieved a "stand-alone" product platform demonstration that was privately shown to select customers during the SUPERCOMM 2002 trade show in Atlanta, Georgia, during the first week in June. This funding now allows NECI to aggressively move forward with their next business phase. NECI has received standing offers from two significant customer companies interested in testing the MPLS beta application. NECI expects to deliver the beta application to these interested companies before the end of September.

"We are very excited that we have secured this funding," said Dan Ference, President and COO of NECI. "We have a lot of interest in our products and can now get our platform and initial application ready for customer evaluation. We are also very excited that we have companies committed to evaluate the product as soon as it is complete. We believe success in this next business phase will lead to strategic partnerships, licensing agreements and possibly early purchase commitments. There are on-going discussions regarding the implementation of our MPLS application into customer markets for operating network testing, subsequent to their lab evaluation. This should occur prior to year-end."

DataMEG Corp. (DTMG) , is a development stage technology company focused on developing new technologies, software applications and products serving the communications industry. North Electric Company, Inc. (NECI), a wholly owned subsidiary of DataMEG Corp. is a next generation network assurance company focused on providing solutions for monitoring, testing and fault isolation for next generation Softswitch and MPLS-based IP and optical transport networks. NECI's innovative products enable service providers to ensure optimal network performance to meet service level agreements through integrative system solutions. Additional information about DataMEG Corp. and NECI is available at www.Datameg.com and www.northelectriccompany.com.

Except for the historical information contained herein, this press release contains forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended that involve a number of risks and uncertainties. These forward-looking statements may be identified by reference to a future period by use of forward-looking terminology such as "expect," "anticipate," "could," "would," "will," and "may" and other words of similar nature. There are certain important factors and risks that could cause results to differ materially from those anticipated by the statements herein. Such factors and risks include the successful completion of the CAS technology development, the successful completion of projects underway at North Electric Company and the business conditions and growth in related areas of telecommunications, wireless and digital transmission areas, and in the economy in general. Competitive factors include the rapid pace of alternative technology advancements and the Company's ability to gain market acceptance of its evolving products. Other risks may be detailed from time to time in our filings with the Securities and Exchange Commission. Neither DataMEG Corp. nor its subsidiaries undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.